Exhibit 99.1

PRESS RELEASE

TiGenix Partners with U.S. and European Patient Advocacy Groups Focused on Crohn’s Disease and Ulcerative Colitis

- Joins the Crohn’s and Colitis Foundation’s President’s Corporate Circle

- Signs Sponsorship Agreement with the European Federation of Crohn’s and Ulcerative Colitis Associations (EFCCA)

Leuven (BELGIUM) - June 15th, 2017, 07:00h CEST - TiGenix NV (Euronext Brussels and NASDAQ: TIG), an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions, today announces partnerships with the largest patient advocacy groups focused on Crohn’s disease and ulcerative colitis. In the United States, TiGenix has joined the Crohn’s and Colitis Foundation’s President’s Corporate Circle, and in Europe, TiGenix has signed a sponsorship agreement with the European Federation of Crohn’s and Ulcerative Colitis Associations (EFCCA). The Company will work with both organizations to broaden the understanding and awareness of complex perianal fistulas in Crohn’s disease.

“We are delighted to join the Crohn’s and Colitis Foundation and EFCCA in their ongoing efforts to bring novel treatment options to patients with IBD,” said Dr. Mary Carmen Diez, Vice President, Commercialization and Medical Affairs at TiGenix. “Complex perianal fistulas are a relatively common, severe and debilitating complication of Crohn’s disease for which there remains a large unmet medical need.”

Michael Osso, President and Chief Executive Officer of the Crohn’s and Colitis Foundation, said, “The Foundation is at the forefront of research in inflammatory bowel diseases, convening key stakeholders - researchers, physicians, and healthcare companies - to unite the IBD community with a focus on bringing new treatment options to our patients. Our President’s Corporate Circle members support us in our mission to do impactful and crucial work to improve the lives of patients living with IBD and find cures for these diseases. We look forward to working with TiGenix alongside our other esteemed and committed industry partners.”

“The overall objective of the EFCCA is to improve the quality of life of people living with IBD and to raise awareness of associated diseases,” said Martin Kojinkov, Chairman of the EFCCA. “We are pleased to have the support of TiGenix in our ongoing initiatives and activities designed to improve the well-being of people with IBD in Europe.”

TiGenix is currently developing Cx601 for the treatment of complex perianal fistulas. The Company has filed Cx601 for potential approval in Europe with the European Medicines Agency (EMA) and anticipates a decision in the second half of 2017. In addition, on 13th June, TiGenix announced the launch of a global pivotal Phase III study to support a future regulatory filing in the U.S.

For more information

Claudia D’Augusta

Chief Financial Officer

T: +34 91 804 92 64

claudia.daugusta@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn’s disease. Cx601 has been filed for regulatory approval in Europe and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) is expected to start in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix’ second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. Finally, AlloCSC-01, targeting acute ischemic heart disease, has demonstrated positive results in a Phase I/II trial in acute myocardial infarction (AMI). TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain). For more information, please visit http://www.tigenix.com.

Forward-looking information

This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates. Certain of these statements, forecasts and estimates can be recognised by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond the Company’s control. Therefore, actual results, the financial condition, performance or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. TiGenix disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in the Company’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.